Exhibit 99.7

Total consolidates its Antwerp platform by acquiring ExxonMobil’s interest in Fina Antwerp Olefins

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, December 21, 2011 - Total, through its 100% affiliate PetroFina S.A., signed today an agreement with ExxonMobil Petroleum & Chemical BVBA under which ExxonMobil is to transfer to Total its 35% shareholder interest in Fina Antwerp Olefins.

The transaction is subject to the approval of the European competition authorities. Once the transaction is completed, Total will be the sole shareholder in Fina Antwerp Olefins.

Fina Antwerp Olefins, in which Total currently has a 65% interest, was set up in Antwerp in 1951. This plant is the second largest in Europe for the production of base chemicals products, including ethylene, propylene and benzene. Some of the plant’s output is used by Group units, in particular in both Antwerp and Feluy, to manufacture polymers.

With this acquisition, Total consolidates its position in the Antwerp platform, which also houses the refinery Total Raffinaderij Antwerpen and the polyethylene plant Total Petrochemicals Antwerpen. The acquisition will open new opportunities to strengthen the competitiveness of the assets and to pursue integration which is one of the foundations of Total’s strategy.

Total Petrochemicals

Total Petrochemicals is one of the world’s largest petrochemicals producers. Its business includes base petrochemicals from steam crackers and certain refinery processing plants – olefins (ethylene, propylene), C4 fractions and aromatics (benzene, toluene, xylene and styrene) –, as well as the commodity polymers derived from them (polyethylene, polypropylene, polystyrene). Total Petrochemicals employs about 6,000 persons in Europe, the United States, the Middle East and Asia. Its products are used in many consumer and industrial markets, including packaging, construction and automotive.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com